UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report:  January 2011 (amendment to October 2010 Report)

ROSETTA GENOMICS LTD.
 (Exact name of registrant as specified in its charter)

Israel
(State or Other Jurisdiction of Incorporation

10 Plaut Street, Science Park
Rehovot 76706 POB 4059
Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:
☑  Form 20-F         ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:          [  ] Yes     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Explanatory Note

This Amendment to our report on Form 6-K, which was originally filed on October 25, 2010 (the “Original Form 6-K”), is being filed solely for the purpose of amending the Original Form 6-K to refile Exhibit 1.1 thereto. This Amendment does not otherwise amend or update the Original Form 6-K.  For convenience, the Original Form 6-K is being amended and restated in its entirety.

Rosetta Genomics Ltd.

On October 21, 2010, Rosetta Genomics Ltd. (“Rosetta” or the “Company”) held its 2010 Annual General Meeting of Shareholders. Of the 16,895,938 ordinary shares issued and outstanding and eligible to vote as of the record date of September 16, 2010, a quorum of 5,095,526 (30.15%) of the eligible shares, was present in person or represented by proxy. The following actions were taken at the meeting:

1.
Approval of an increase to the Company’s authorized share capital by NIS 300,000 divided into 30,000,000 ordinary shares, par value NIS 0.01 each, so that following such increase, the authorized share capital of the Company is NIS 575,784 divided into 57,578,371, ordinary shares, and an amendment to the Company’s articles of association accordingly.

FOR	AGAINST	ABSTAIN
2,797,922	2,288,026	9,078

2.	The re-election of Dr. Isaac Bentwich to serve as a Class III director of the Company until the 2013 Annual General Meeting.

FOR	AGAINST	ABSTAIN
4,649,724	442,697	2,605

3.	The re-election of Prof. Moshe Many to serve as a Class III director of the Company until the 2013 Annual General Meeting.

FOR	AGAINST	ABSTAIN
4,652,624	437,797	4,605

4.
Approval of an amendment to the Company’s articles of association by removing the requirement that notice of general meetings of shareholders of the Company be published in two daily newspapers in Israel.

FOR	AGAINST	ABSTAIN
5,024,396	66,925	3,705

5.
Approval of the re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2010 and its service as the Company’s independent registered public accounting firm until the next Annual General Meeting.

FOR	AGAINST	ABSTAIN
4,990,690	20,601	83,735

Following the Annual General Meeting, the Company’s Board of Directors consists of the following members:

•	Class I: Kenneth A. Berlin and Yoav Z. Chelouche (Chairman) serve as Class I directors, with terms to expire at the annual general meeting of shareholders to be held in 2011;

•	Class II: Dr. Joshua Rosensweig and Dr. David Sidransky serve as Class II directors, with terms to expire at the annual general meeting of shareholders to be held in 2012; and

•	Class III: Prof. Moshe Many and Dr. Isaac Bentwich serve as Class III directors, with terms to expire at the annual general meeting of shareholders to be held in 2013;

In addition, two external directors, Gerald Dogon and Tali Yaron-Eldar, were appointed by Rosetta’s shareholders on July 14, 2010 for three-year terms.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Rosetta Genomics Registration Statements on Form F-3, File Nos. 333-159955, 333-163063 and 333-171203.

Exhibits

Exhibit
Number	Description of Exhibit
1.1	Amended and Restated Articles of Association.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: January 24, 2011	By:	/s/ Tami Fishman Jutkowitz

Tami Fishman Jutkowitz General Counsel